

September 25, 2023

Yee Man Thomas Law
Chief Executive Officer
Junee Limited
Studio 20, 11 F, International Plaza
20 Sheung Yuet Road
Kowloon Bay, Kowloon, Hong Kong

Re: Junee Limited
Amendment No. 8 to Registration Statement on Form F-1
Filed September 5, 2023
File No. 333-266116

Dear Yee Man Thomas Law:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 22, 2023 letter.

Amendment No. 8 to Registration Statement on Form F-1

General

1. We note your response to comment 4 and reissue. On the resale prospectus cover page, please include placeholders for the date of effectiveness of this registration statement, the initial public offering price of your ordinary shares, and the most recent trading price of your ordinary shares on Nasdaq. In this regard, we note that the resale prospectus is contingent on the listing of your ordinary shares on a national securities exchange. Also confirm that you will include such information in the Rule 424(b) prospectus filed in connection with the resale offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K. We note such information will not be available at the time of effectiveness of the

public offering prospectus.

2.	As a related matter, please revise your statement that the "Resale Shares may be sold pursuant to this prospectus from time to time after the effectiveness of the Registration Statement" to clarify that shares sold by the selling shareholders covered by the resale prospectus will only occur after your ordinary shares are trading on Nasdaq.

You may contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:	Lisa Forcht